FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA’s Board of Directors ratifies Luis Zarate as the Company’s

Chief Executive Officer

February 29, 2016, Mexico City – Empresas ICA, S.AB. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that its Board of Directors unanimously approved Luis Zarate Rocha as ICA’s new Chief Executive Officer. This action formalizes the nomination of Mr. Zarate, which was announced last week.

Mr. Zarate will lead ICA’s operations, while Deputy CEO Alfonso González Migoya and Chief Restructuring Officer Guadalupe Phillips Margain will concentrate on the restructuring of the Company.

Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx.

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo Garcia Chief Financial Officer pablo.garcia@ica.mx In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer